UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 3, 2024, Jian Chen notified the CN Energy Group. Inc. (the “Company”) that she resigned as the Chairperson of the Audit Committee (the “Audit Committee”) of the board of directors of the Company (the “Board”), effective December 3, 2024. Ms. Chen’s decision to resign as the Chairperson was not the result of any disagreement with the Company on any matters relating to the Company’s operations, accounting policies or practices. Ms. Chen will remain as an independent director on the Board.

On December 12, 2024, the Board approved the nomination of Mr. Ming Yi as an independent director on the Board and the Chairperson of the Audit Committee. The Board has determined that Mr. Yi qualifies as an “independent director” as defined under NASDAQ Listing Rule 5605(a)(2).

Mr. Ming Yi, 44, has been serving since 2020 as the Chief Financial Officer of Future FinTech Group Inc. (NASDAQ: FTFT), and from 2020 to 2022, Mr. Yi served as the independent director of Hudson Capital Inc. (NASDAQ: HUSN) and Chairperson of the Audit Committee. From 2018-2019, Mr. Yi served as the Chief Financial Officer of SSLJ.com Ltd . From 2011 to 2018, Mr. Yi served as the Chief Financial Officer of Wave Sync Corp. (OTC: WAYS). From 2007 to 2010, Mr. Yi was the Senior Accountant of Ernst & Young. From 2003 to 2006, Mr. Yi was the accountant and supervisor of N.G. Australia Pty Ltd. Mr. Yi obtained a Bachelor Degree of Business from Liao Ning University and a Master of Business from Victoria University. Mr. Yi is also a CPA Charter holder (CPA Australia).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: December 19, 2024	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chairperson of the Board

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